Rule 424(b)(3)
                                                   Registration No. 333-121067


PRICING SUPPLEMENT NO. 36/A dated October 11, 2005
to Prospectus Supplement dated May 18, 2005
and Prospectus dated May 18, 2005

LEHMAN BROTHERS HOLDINGS INC.
Medium-Term Notes, Series H

This Pricing Supplement supplements the terms and conditions in, and incorporates by reference, the Prospectus, dated May 18, 2005, as supplemented by the Prospectus Supplement, dated May 18, 2005 (as so supplemented, together with all documents incorporated by reference therein, the "Prospectus"), and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, terms used herein have the same meanings as are given to them in the Prospectus.

CUSIP No.:                      52517PC25

ISIN:                           US52517PC251

Specified Currency:             Principal:      U.S. Dollars
                                Interest:       U.S. Dollars

Principal Amount:               $2,000,000

                                Total               Per Note
Issue Price:                    $2,000,000          100%
Agent's Commission:             $        0            0%
Proceeds to Lehman
   Brothers Holdings:           $2,000,000          100%

The Notes will be issued in an aggregate principal amount of $2,000,000 and will be a further issuance of, and will form a single tranche with, the $5,000,000 aggregate principal amount of Medium-Term Notes, Series H, due October 20, 2020, that Lehman Brothers Holdings will issue on October 20, 2005. The Notes will have the same CUSIP and ISIN numbers as the other notes of this tranche and will settle on the same date as, and trade interchangeably with, the other notes of this tranche. The issuance of the Notes will increase the aggregate principal amount of the outstanding notes of this tranche to $7,000,000.

On the Issue Date, we may, without the consent of the holders of Notes, issue additional notes similar to these Notes in all respects except for the Issue Price. Following the Issue Date, we may, without the consent of the holders of Notes, create and issue additional notes similar to these Notes in all respects except for the Issue Date, Issue Price and the payment of interest accruing prior to the Issue Date of such additional notes. All such additional notes will be consolidated and form a single tranche with, have the same CUSIP and ISIN numbers as and trade interchangeably with these Notes.

Agent:                          Lehman Brothers

Agent's Capacity:               [X ]  As principal         [  ]  As agent

Issue Date:                     October 20, 2005

Stated Maturity Date:           October 20, 2020, subject to Optional
                                Redemption; provided that if such day is not a New York or London business day, then such day will be the following New York and London business day unless such day falls in the following month in which case it will be the preceding New York and London business day.

Date From Which Interest
   Accrues:                     [X ]  Issue Date
                                [  ]  Other: _____________


[  ]   Fixed Rate Note

       Interest Rate per Annum:        _______%

[X ]   Floating Rate Note       [  ]  CD Rate
                  [  ]  Commercial Paper Rate
                  [  ]  Federal Funds (Effective) Rate
                  [  ]  Federal Funds (Open) Rate
                  [  ]  LIBOR Telerate
                  [  ]  LIBOR Reuters
                  [  ]  EURIBOR
                  [  ]  Treasury Rate:    Constant Maturity [  ] Yes   [  ] No
                  [  ]  Prime Rate
                  [  ]  Eleventh District Cost of Funds Rate
                  [X ]  Other:  See "Interest Rate per Annum" below

Interest Rate per Annum:
                                *  From the Issue Date through October 19,
                                   2010, 7.00% times the Index;
                                *  From October 20, 2010 through October 19,
                                   2015, 9.00% times the Index; and
                                *  From October 20, 2015 until the Stated
                                   Maturity Date, 18.00% times the Index

Maximum Rate:                   Not applicable

Minimum Rate:                   0%

Index: The number of calendar days in each quarterly period on which the difference of the 30-Year CMS Rate minus the 2-Year CMS Rate is equal to or greater than 0, divided by the total number of calendar days in each such quarterly period. See "Risk Factors" below for certain relevant considerations.

Interest Payment Dates:         Each January 20, April 20, July 20, and
                                October 20, commencing on January 20, 2006, subject to Optional Redemption; provided that if such day is not a New York or London business day, then such day will be the following New York and London business day unless such day falls in the following month in which case it will be the preceding New
                                York and London business day, and provided further that the final Interest Payment Date for any Notes shall be the applicable maturity date.

30-Year CMS Rate:               For any calendar day, the rate that appears on
                                the Accrual Determination Date for such
                                calendar day on Reuters Screen ISDAFIX1 under the heading "30YR" as of 11:00 a.m., New York city time. If such rate does not appear on Reuters Screen ISDAFIX1, the rate for such date shall be determined as if the parties had specified "USD-CMS-Reference Banks" as the applicable rate.

2-Year CMS Rate:                For any calendar day, the rate that appears on
                                any Accrual Determination Date for such
                                calendar day on Reuters Screen ISDAFIX1 under the heading "2YR" as of 11:00 a.m., New York city time. If such rate does not appear on Reuters Screen ISDAFIX1, the rate for such date shall be determined as if the parties had specified "USD-CMS-Reference Banks" as the applicable rate.

                                "USD-CMS-Reference Banks" on any Accrual
                                Determination Date will be the rate determined on the basis of the mid-market semi-annual swap rate quotations provided by the Reference Banks at approximately 11:00 a.m., New York city time on such Accrual Determination Date; and for this purpose, the semi-annual swap rate means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on a 30/360. day count basis, of a fixed-for-floating U.S. Dollar interest rate swap transaction with a term equal to the Designated Maturity commencing on that date and in a Representative Amount with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an actual/360 day count basis, is equivalent to USD-LIBOR-BBA with a designated maturity of three months. The rate for that date will be the arithmetic mean of the quotations, eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, one of the lowest).

                                "Reference Banks" means five leading swap dealers in the New York city interbank market selected by the Calculation Agent for the purposes of providing quotations as provided above.

                                "Designated Maturity" means 30 years or 2 years, as the case may be.

                                "Representative Amount" means an amount that is representative for a single transaction in the relevant market at the relevant time.

Accrual Determination Date:     With respect to each day that is a New York and
                                London business day and does not occur during a Suspension Period, that day. With respect to each day that is not a New York or London business day and does not occur during a Suspension Period, the last preceding New York and London business day. With respect to each day during a Suspension Period, the day that is the fifth New York and London business day prior to the relevant Interest Payment Date.

Suspension Period:              The period beginning on the fifth New York and
                                London business day prior to but excluding each Interest Payment Date (including the Stated
                                Maturity Date).

Interest Computation:           Interest will be computed on the basis of a
                                360-day year of twelve 30-day months or, in the case of an incomplete month, the number of days elapsed.

Adjusted:                       [  ]  Yes      [X ]  No

Interest Rate
   Calculation Agent:           Lehman Brothers Special Financing

Optional Redemption:            The Notes may be redeemed prior to Stated
                                Maturity at the option of Lehman Brothers
                                Holdings in whole or in part at a price equal to 100% of the principal amount being redeemed, from time to time on each Interest Payment
                                Date, commencing on January 20, 2006. Notice of redemption will be given not less than five
                                New York and London business days prior to the redemption date.

Form of Note:                   [X ]  Book-entry only (global)
                                [  ]  Certificated


RISK FACTORS

An investment in the Notes entails certain risks not associated with an investment in conventional floating rate medium-term notes. See "Risk Factors" generally in the Prospectus Supplement. Investors should also consider the risk that the difference of the 30-Year CMS Rate minus the 2-Year CMS Rate, determined on a daily basis, may be less than zero on one or more New York business days during the applicable period, in which event no interest will accrue for the related days during the period. To the extent that this difference becomes less than zero, or the market perceives that the risk of this occurring increases, the trading price of the Notes will be adversely affected.

The secondary market for, and the market value of, the Notes will be affected by a number of factors independent of the creditworthiness of Lehman Brothers Holdings, including the level and direction of interest rates, the Interest Accrual provisions applicable to the Notes, the anticipated level and potential volatility of the 30-Year CMS Rate and the 2-Year CMS Rate, the method of calculating the 30-Year CMS Rate and the 2-Year CMS Rate, the time remaining to the maturity of the Notes, the right of Lehman Brothers Holdings to redeem all or a portion of the Notes from time to time, the aggregate principal amount of the Notes and the availability of comparable instruments. The value of the 30-Year CMS Rate and the 2-Year CMS Rate depends on a number of interrelated factors, including economic, financial and political events, over which Lehman Brothers Holdings has no control. The following table sets forth the historical differences of the 30-Year CMS Rate minus the 2-Year CMS Rate since July 20, 1992:


Date               30-Year CMS minus       Date              30-Year CMS minus
                   2-Year CMS (%)                            2-Year CMS (%)

July 20, 1992           3.558500           April 20, 1999          0.749140
October 20, 1992        3.218000           July 20, 1999           0.817680
January 20, 1993        3.029000           October 20, 1999        0.677500
April 20, 1993          3.273077           January 20, 2000        0.590970
July 20, 1993           2.956310           April 20, 2000          0.141320
October 20, 1993        2.551900           July 20, 2000           0.072290
January 20, 1994        2.693000           October 20, 2000        0.261410
April 20, 1994          1.912100           January 22, 2001        0.966810
July 20, 1994           1.835000           April 20, 2001          1.732930
October 20, 1994        1.452000           July 20, 2001           1.795660
January 20, 1995        0.446900           October 22, 2001        2.628130
April 20, 1995          1.118200           January 22, 2002        2.676770
July 20, 1995           1.229400           April 22, 2002          2.415150
October 20, 1995        0.849700           July 22, 2002           2.943050
January 22, 1996        1.212500           October 21, 2002        2.959090
April 22, 1996          1.072300           January 21, 2003        3.281230
July 22, 1996           0.956500           April 21, 2003          3.210770
October 21, 1996        1.117000           July 21, 2003           3.580120
January 21, 1997        0.955700           October 20, 2003        3.308960
April 21, 1997          0.754100           January 20, 2004        3.200860
July 21, 1997           0.654470           April 20, 2004          3.118120
October 20, 1997        0.536910           July 20, 2004           2.473580
January 20, 1998        0.522570           October 20, 2004        2.273490
April 20, 1998          0.384240           January 20, 2005        1.463140
July 20, 1998           0.343340           April 20, 2005          1.132400
October 20, 1998        1.283220           July 20, 2005           0.618793
January 20, 1999        0.664980


The Index is based on the number of calendar days in each quarterly period on which the 30-Year CMS Rate minus the 2-Year CMS Rate is greater than 0. Historically, the 30-Year CMS Rate has never been lower than the 2-Year CMS Rate. The historical experience of the 30-Year CMS Rate minus the 2-Year CMS Rate should not be taken as an indication of the future performance of the 30-Year CMS Rate minus the 2-Year CMS Rate during the term of the Notes.


CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

Treatment of Notes as Contingent Payment Debt Instruments

Lehman Brothers Holdings intends to treat the Notes as "contingent payment debt instruments." As such, Lehman Brothers Holdings intends to report interest deductions with respect to the Notes based on this treatment and will, upon written request, provide holders of Notes with a projected payment schedule. Under such characterization, holders of the Notes will accrue original issue discount based on the "comparable yield" of the Notes (generally, the rate at which Lehman Brothers Holdings would issue a fixed rate debt instrument with terms and conditions similar to the Notes), and if the actual payments made on the Notes differ from the projected payments, positive or negative adjustments will be made for such differences for tax purposes. In addition, any gain or loss on the sale, exchange or retirement of the Notes generally will be treated as ordinary income or loss.

Based on the current interest rate environment, Lehman Brothers Holdings estimates that the comparable yield of the Notes would be an annual rate of approximately 5.25%, compounded quarterly. Lehman Brothers Holdings will not determine the actual comparable yield of the Notes, however, until they are issued. Any positive adjustment, for the amount by which an actual payment exceeds a projected contingent payment, will be treated as additional interest. Negative adjustments will be treated as follows: (i) first, any negative adjustment will reduce the amount of interest required to be accrued in the current year, (ii) second, any negative adjustments that exceed the amount of interest accrued in the current year will be treated as ordinary loss to the extent that the holder's total interest inclusions exceed the total amount of net negative adjustments treated as ordinary loss in prior taxable years, and
(iii) third, any excess negative adjustments will be carried forward to offset future income or amount realized on disposition.

Holders of Notes can obtain the comparable yield of the Notes and the projected payment schedule by submitting a written request for them to Lehman Brothers Holdings at the following address (which replaces the address provided in the accompanying Prospectus):

                Controllers Office
                Lehman Brothers Holdings Inc.
                745 Seventh Avenue
                New York, New York 10019
                (212) 526-7000

By purchasing a Note, a holder agrees to be bound by the determination of Lehman Brothers Holdings of the comparable yield and the projected payment schedule. For United States federal income tax purposes, a holder of Notes must use the comparable yield and projected payment schedule in determining its original issue discount accruals, and the adjustments thereto described above, in respect of the Notes. The comparable yield and projected payment schedule are not provided for any purpose other than the determination of a holder's original issue discount and adjustments thereof in respect of the Notes and do not constitute a projection or representation regarding the actual amount of the payments on a Note.

For a general discussion of the tax consequences associated with contingent payment debt instruments, see "United States Federal Income Tax
Consequences-Debt Securities-Consequences to United States Holders-Contingent Payment Debt Securities" in the Prospectus.

It is possible that the Notes may be taxed in some manner other than that described above. A different treatment from that described above could affect the amount, timing and character of income, gain or loss in respect of an investment in the Notes. Investors should consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition of the Notes, including the tax consequences under state, local, foreign and other tax laws.


SUPPLEMENTAL INFORMATION CONCERNING THE PLAN OF DISTRIBUTION

Lehman Brothers Holdings has agreed to sell to Lehman Brothers Inc. (the "Agent"), and the Agent has agreed to purchase from Lehman Brothers Holdings Inc. the principal amount of the Notes at the price specified on the cover of this pricing supplement. The Agent is committed to take and pay for all of the Notes, if any are taken.

The Agent proposes to offer the Notes initially at a public offering price equal to the Issue Price set forth above and to certain dealers at such price. After the initial public offering, the public offering price and other selling terms may from time to time be varied by the Agent.

Lehman Brothers Holdings has agreed to indemnify the Agents against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Agents may be required to make relating to these liabilities as described in the Prospectus.

The Notes are a new issue of securities with no established trading market. Lehman Brothers Holdings has been advised by the Agents that they may make a market in the Notes, but they are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

Lehman Brothers Holdings or an affiliate may enter into swap agreements or related hedge transactions with one of Lehman Brothers Holdings' other affiliates or unaffiliated counterparties in connection with the sale of the Notes and Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to the swap, or related hedge transactions.

The Agent has represented and agreed that:

* it and each of its affiliates have only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the "FSMA") received by it in connection with the issue or sale of any Notes in circumstances in which Section 21(1) of the FSMA does not apply to Lehman Brothers Holdings; and
* it and each of its affiliates have complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

The Agent has agreed that it will comply with all applicable laws and regulations in force in any jurisdiction in which it offers or sells the Notes or possesses or distributes the prospectus supplement, the accompanying prospectus or any other offering material and will obtain any consent, approval or permission required by it for the offer or sale by it of the Notes under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes such offers or sales.

It is expected that delivery of the Notes will be made against payment therefor more than three business days following the date of this pricing supplement. Trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the securities on any day prior to the third business day before the settlement date will be required to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement.

If the Notes are sold in a market-making transaction after their initial sale, information about the purchase price and the date of the sale will be provided in a separate confirmation of sale.